Exhibit 99.4

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(€ million)	2017	2016
Earnings:
Income before tax and associates	5,530	5,678
Fixed charges	374	377
Distributed income of equity investees	54	63
Interest capitalized	(20)	(17)
Amortization of capitalized interest	21	20

Total earnings	5,959	6,121

Fixed charges:
Interest expensed	257	257
Interest capitalized	20	17
Interest within rental expense	97	103

Total fixed charges	374	377

Ratio of earnings to fixed charges	15.9x	16.2x